Exhibit m(2) under Form N-1A

Exhibit 1 under Item 601/Reg.S-K

EXHIBIT A

to the

Distribution Plan

Federated Equity Advantage Fund

Class A Shares

This Exhibit to the Distribution Plan is adopted as of the 11th day of November, 2015, by Federated High Yield Trust with respect to the Class A Shares of Federated Equity Advantage Fund set forth above.

As compensation for the services provided pursuant to this Plan, FSC will be paid a monthly fee computed at the annual rate of 0.05 of 1% of the average aggregate net asset value of the Class A Shares of Federated Equity Advantage Fund held during the month.

Witness the due execution hereof this 1st day of December, 2015.

Federated High Yield Trust

By:

Name: J. Christopher Donahue

Title: President